SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 0-25946

                           NOTIFICATION OF LATE FILING

      (Check One):    |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q
                      |_| Form N SAR

                 For Period Ended:          June 30, 2004
                                   _____________________________________________

      |_| Transition Report on Form 10-K    |_| Transition Report on From 10-Q
      |_| Transition Report on Form 20-F    |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

                For the Transition Period Ended:________________________________

    Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Textainer  Equipment Income Fund V, L.P.
                            ____________________________________________________

Former name if applicable_______________________________________________________

Address of  principal  executive  office  (Street  and  number)

650 California  Street,   16th  Floor
________________________________________________________________________________
City,  state  and  zip  code  San  Francisco, California, 94108
                              __________________________________________________

                                     PART II
                             RULE 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The 10Q report for Textainer Equipment Income Fund V, L.P. for the quarter ended June 30, 2004 has not been filed by the due date for that report. The reason for the delay is that the Registrant is in the process of negotiating an agreement to sell the registrant's remaining container fleet. In connection with these negotiations, a condition requested by the prospective purchaser may significantly impact the ability to complete the sale and would impact the evaluation of the containers' recoverable value. Because of this uncertainty related to the containers' recoverable value, the financial statements for the quarter ended June 30, 2004 have not been finalized.

                                     PART IV
                                OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

             Ernest J. Furtado                    (415) 434-0551
________________________________________________________________________________
                 (Name)                     (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to accurately estimate the recoverable value of its containers based on the current status of negotiations to sell the Registrant's remaining container fleet. The Registrant believes that a reasonable estimate of the containers' recoverable value cannot be made until certain issues related to the sale of the remaining container fleet are resolved. Depending on the resolution of these issues, the Registrant may record a write down expense for its containers to record an impairment in the value of certain containers which could have a material adverse effect on operating results.

                     Textainer Equipment Income Fund V, L.P
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       August 16, 2004               By: /s/ Ernest J. Furtado
        _______________________               __________________________________
                                             Ernest J. Furtado
                                             Chief Financial Officer, Senior
                                             Vice President and Secretary of
                                             Textainer Capital Corporation
                                             The Managing General Partner of the
                                             Registrant

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.